NOTICE TO READERS

This notice accompanies, and should be read in conjunction with, the press release for Eldorado Gold Corporation filed March 27, 2017 via SEDAR with Canadian securities regulatory authorities under SEDAR Project Number 02745757. The press release was filed with an incorrect date and title which have now been amended.